Mr James Peklenk
Securities and Exchange Commission
Washington DC
20549

December 28, 2006


Dear Mr. Peklenk

In relation to your letter dated November 28, 2006 please be advised that Trinity Biotech plc will respond no later than Friday, January 12, 2007.

Yours sincerely

/s/ Rory Nealon
Rory Nealon
Chief Financial Officer
Trinity Biotech plc.